UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                   FORM 6-K/A

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                DECEMBER 15, 2004

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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This amendment Form 6-K/A filing is being made due to a missing cover page and signature page, the original filing was timely filed on August 31, 2004

CRUCELL AND HARVARD MEDICAL SCHOOL ANNOUNCE PROMISING RESULTS FOR NOVEL VACCINE TECHNOLOGY (ADVAC(R))

VACCINE VECTORS OVERCOME PRE-EXISTING IMMUNITY TO RAD5

LEIDEN, THE NETHERLANDS, AUGUST 30, 2004 - DUTCH BIOTECHNOLOGY COMPANY CRUCELL N.V. (EURONEXT, NASDAQ: CRXL) AND HARVARD MEDICAL SCHOOL TODAY ANNOUNCED RESULTS OF A JOINT STUDY SUPPORTING NOVEL VACCINE VECTORS DEVELOPED BY CRUCELL. THE RESULTS WERE OUTLINED IN A PAPER PRESENTED BY DR. DAN BAROUCH OF HARVARD MEDICAL SCHOOL AND THE BETH ISRAEL DEACONESS MEDICAL CENTER TO THE AIDS VACCINE 2004 CONFERENCE IN LAUSANNE, SWITZERLAND.

Dr. Barouch reported results concerning the potency of adenovirus serotypes 11 and 35 (rAd11 and rAd35) when combined with antigens of simian immunodeficiency virus (SIV), a virus that causes AIDS-like symptoms in monkeys. The results showed both recombinant serotypes were extremely effective in eliciting immune responses in mice, particularly when used together in a prime-boost vaccine regimen in the presence of pre-existing immunity to the most commonly used recombinant adenovirus vaccine vector, serotype 5 (rAd5). Pre-existing immunity is a characteristic that is likely to blunt immune responses and hamper the efficacy of rAd5 vaccines.

Crucell's AdVac(R) technology is designed to manage the problem of pre-existing immunity in humans against rAd5. It does this by employing adenovirus vectors that don't regularly occur in the human population, such as rAd35 and rAd11. The new results supporting the effectiveness of these vectors build on an earlier paper published by the Crucell-Harvard partnership in the Journal of Immunology in May 2004 (Vol. 172(10); 6290-7).

"These are very promising results for our AdVac(R) vaccine technology and further confirm the platform's quality, particularly for diseases rampant in the developing world, such as HIV, malaria and TB," said Jaap Goudsmit, Crucell's Chief Scientific Officer. "Because AdVac(R) vectors are produced on Crucell's PER.C6(R) technology, production at the scale required for mass vaccination is within reach."

While no adenovirus-based recombinant vaccines are currently licensed for general use, the scientific community is testing the ability of these vaccines to counter viruses such as HIV, hepatitis B and Ebola. Recombinant vaccines are necessary for these diseases since inactivated whole virus vaccines are either ineffective or too difficult or dangerous to produce. The AdVac(R) platform is also being applied by Crucell in the production of a malaria vaccine under a cooperative Research and Development Agreement with the National Institute of Allergy and Infectious Diseases at the NIH.

ABOUT CRUCELL

Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria and West Nile virus. The company's development programs include collaborations with Aventis Pasteur for influenza vaccines, the U.S. National Institutes of Health for Ebola and malaria vaccines, and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its innovative PER.C6(R) technology, which offers a safer, more efficient way to produce biopharmaceuticals. The company licenses its PER.C6(R) technology to the biopharmaceutical industry on a mostly non-exclusive basis. Licensees and CMO partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on February 27, 2004, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

Click here for a PDF version of this press release:

PDF version

For further information please contact:

Crucell N.V.
Elizabeth Goodwin

Director Investor Relations and Corporate Communications
Tel. +31 (0)71 524 8718
e.goodwin@crucell.com

Redington, Inc.
Thomas Redington
Tel. +1 212-926-1733

tredington@redingtoninc.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
                                       -----------------------------------------
                                                     (Registrant)

    DECEMBER 15, 2004                            /s/ ELIZABETH GOODWIN
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        (Date)                                    Elizabeth Goodwin
                                            Director Investor Relations and
                                              Corporate Communications